UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549
_________________________

FORM 11-K

[X]           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Plan Year Ended June 30, 2010

or

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-16153
________________________

Coach, Inc. Savings and Profit Sharing Plan
(Full title of the Plan)

COACH, INC.
(Name of issuer of the securities held pursuant to the Plan)

516 West 34th Street, New York, NY 10001
(Address of principal executive offices); (Zip Code)

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

TABLE OF CONTENTS

Page Number

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of June 30, 2010 and 2009	4

Statement of Changes in Net Assets Available for Benefits
For the Year Ended June 30, 2010	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held
at End of Year) as of June 30, 2010	15

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBITS	16

SIGNATURE	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants of the Coach, Inc. Savings and Profit Sharing Plan and the Human Resources  Committee of Coach, Inc.:

We have audited the accompanying statements of net assets available for benefits of the Coach, Inc. Savings and Profit Sharing Plan (the “Plan”) as of June 30, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended June 30, 2010.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2010 and 2009, and the changes in net assets available for benefits for the year ended June 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of June 30, 2010, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2010 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

   /s/ Deloitte & Touche LLP

New York, New York
December 15, 2010

Coach, Inc. Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits

	June 30, 2010	June 30, 2009

Assets:
Participant directed investments, at fair value:
Common collective trust fund	$15,800,573	$14,654,760
Mutual funds	91,103,837	68,110,000
Coach, Inc. common stock	27,960,276	21,134,591
Participant loans receivable	3,181,980	2,408,885

Total investments, at fair value	138,046,666	106,308,236

Receivable:
Employer contributions	7,340,127	6,919,174

Total assets	145,386,793	113,227,410

Liabilities:
Administrative expenses payable	7,360	-

Net assets available for benefits, at fair value	145,379,433	113,227,410

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(75,854)	592,467

Net assets available for benefits	$145,303,579	$113,819,877

See accompanying Notes to Financial Statements.

Coach, Inc. Savings and Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended
June 30, 2010
Additions:

Net investment income
Net appreciation in fair value of investments	$14,685,517
Interest and dividends	2,249,337

16,934,854

Contributions:
Participants	10,914,208
Employer	11,665,290
Participant rollovers	1,016,436

23,595,934

Total additions	40,530,788

Deductions:

Participant withdrawals and benefit payments	8,802,767
Administrative expenses	237,199
Deemed distributions	7,120

Total deductions	9,047,086

Net increase in net assets available for benefits	31,483,702

Net assets available for benefits:

Beginning of year	113,819,877

End of year	$145,303,579

See accompanying Notes to Financial Statements.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

1.	Description of Plan

The following description of the Coach, Inc. Savings and Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General:

The Plan, as amended, was adopted by Coach, Inc. (the “Company”) effective July 1, 2001 and is a defined contribution plan.  All U.S. employees of the Company who meet certain eligibility requirements and are not part of a collective bargaining agreement may participate in the Plan.

The Plan is administered by the Human Resources Committee (“Plan Committee”) appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan ("Trustee").  The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

Eligibility:

Employees become eligible to participate in the Plan one year following their initial date of employment or attainment of age 21, whichever is later.  Once an employee is eligible, in order to receive a profit sharing contribution for any Plan year, the employee must be employed by Coach on the last day of the Plan year. In addition, a part time employee is required to work a minimum of 750 hours and an intern, temporary or seasonal employee is required to work 1,000 hours during the Plan year to be eligible for a profit sharing contribution.

Contributions:

The 401(k) feature of the Plan is funded by both employee contributions and employer matching contributions.  Participants may contribute between 1% and 50% of their pre-tax annual compensation, not to exceed the amount permitted pursuant to the Internal Revenue Code (the “IRC”). Employer matching contributions to the accounts of Non-Highly Compensated Employees, as defined by the Internal Revenue Service (the “IRS”), are equal to 100% of the first 3% of each participant’s eligible compensation contributed to the Plan and 50% of the next 2% of eligible compensation contributed to the Plan.  Employer matching contributions to the accounts of Highly Compensated Employees, as defined by the IRS, are equal to 50% of up to 6% of each participant’s eligible compensation contributed to the Plan.  Employer matching contributions are made to the account of each eligible employee each pay period.

The profit sharing feature of the Plan is non-contributory on the part of employees and is funded by Company contributions from its current or accumulated earnings and profit amounts.  The discretionary annual contribution is authorized by the Company’s Board of Directors in accordance with, and subject to, the terms and limitations of the Plan.  Profit sharing contributions for the Plan year ended June 30, 2010 were 3% of participant’s eligible compensation for all eligible participants.  Eligible employees who had attained the ages of 35-39 and were credited with 10 or more years of vested service as of July 1, 2001 receive two times the above profit sharing contribution. Eligible employees who had attained the age of 40 or more and were credited with 10 or more years of vested service as of July 1, 2001 receive three times the above profit sharing contribution.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

All contributions are allocated among the various investment options according to the participant’s selected investment direction.

Participant Accounts:

Each participant's account is credited with the participant's contributions and employer’s matching and profit sharing contributions, as well as an allocation of each selected investment's earnings or losses. Allocations are based on participant account balances as defined in the Plan document.

Vesting and Forfeitures:

As of June 30, 2010, percentage vesting for each category of contributions is as follows:

		Employer Matching Contributions
Years of Service for Vesting	Employee Contributions	Non-Highly Compensated Employees	Highly Compensated Employees	Employer Profit Sharing Contributions

Immediate	100%	100%	-	-
1	-	-	20%	-
2	-	-	40%	-
3	-	-	60%	100%
4	-	-	80%	-
5	-	-	100%	-

A participant also becomes 100% vested in his or her matching and profit sharing contribution accounts upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65 or age 55 if the participant has at least ten years of service with the Company.

Effective as of July 1, 2007, in accordance with the Pension Protection Act of 2006, all active participant account balances derived from employer profit sharing contributions that were previously made to a participant account and any future employer profit sharing contributions will be 100% vested after three complete years of service.

In the event a participant leaves the Company prior to becoming fully vested, the participant’s unvested employer matching and profit sharing contribution accounts may forfeit.  If the participant’s account balance is 100% unvested, forfeiture will occur in the Plan year in which the participant leaves the Company.  If a participant is partially vested and takes a distribution of his/her account balance from the Plan, forfeiture of the unvested account balance will occur in the Plan year in which the distribution is taken.  If a participant does not take a distribution, forfeiture of the unvested account balance will occur after five years.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

In the event the participant rejoins the Company within five years, he/she may continue to vest in the unvested portion of his/her account balance.  If the participant rejoins the Company within one year, the unvested balance continues to vest as if the participant never left the Company.  If the participant rejoins the Company between one and five years, the unvested balance continues to vest from point of rehire.

If a participant who was terminated as of July 1, 2007 is rehired, any unvested contributions previously made to his/her profit sharing contribution account will continue to vest 100% after five complete years of service and any future employer profit sharing contributions will be vested after three complete years of service.

If the participant does take a distribution and rejoins the Company within five years, the unvested amount that was forfeited will be restored only if the participant repays to the Plan the full amount of the vested distribution before the earlier of (1) the end of five consecutive breaks in service years beginning after the distribution or (2) within five years after reemployment with the Company.  Vesting of the unvested participant balance cannot be restored by a repayment of a previous distribution after five consecutive one-year breaks in service.

Forfeited accounts will be used first to pay Plan administrative expenses.  Any remaining amounts will be used to reduce future employer contributions payable under the Plan.  As of June 30, 2010 and 2009, forfeited unvested amounts totaled $138,143 and $80,579, respectively.  During the Plan year ended June 30, 2010, $162,956 of forfeitures were used to pay Plan administrative expenses and $435,565 were used to reduce employer contributions.

Administrative Expenses:

Unless elected to be paid by the Company, administrative expenses incurred in connection with the Plan shall be paid from forfeitures, if any.

Participant Loans:

Active participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of the lesser of 50% of their vested account balance or $50,000, reduced by the highest outstanding loan balance in the participant’s account during the prior twelve month period. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing market rates, as determined by the Plan Committee.  During the 2010 Plan year, interest rates on outstanding loans ranged from 3.25% to 8.25%.  Principal repayments and interest payments are made ratably through payroll deductions and must be repaid within five years unless used by the participant to purchase a primary residence, in which case the term is ten years. A participant may only have one loan outstanding at a time.

If a participant’s loan is in default, the participant shall be treated as having received a taxable deemed distribution for the amount in default.  Participant payments on a loan after the date it was deemed distributed shall be treated as employee contributions to the Plan for purposes of increasing the tax basis in the participant’s account.  These payments shall not be treated as employee contributions for any other purpose under the Plan.  In the 2010 Plan year, deemed distributions were $7,120.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

Payment of Benefits:

Upon termination of employment, participants are entitled to receive the full vested balance of their Plan account in a lump sum cash distribution or in part in the form of installments over a period no longer than 10 years.  In the event of a participant’s death, the distribution of the participant’s account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship and in-service withdrawal provisions of the Plan.  Hardship withdrawals must be approved by the Plan Administrator, who is appointed by the Plan Committee, and are limited to amounts of participants’ deferral contributions.  Hardship withdrawals require a six-month suspension from contributing to the Plan from the date of the hardship withdrawal.  In-service withdrawals are available to participants upon the attainment of age 59 ½ and are limited to a participant’s vested account balance.  Hardship and in-service withdrawals will be subject to income taxes.  A hardship withdrawal may also be subject to an additional tax based on early withdrawal.

Investment Options:

Participants may direct employee deferrals as well as employer matching and profit sharing contributions into any of 23 different investment options, including a common collective trust fund, several mutual funds and Company stock, in no less than 1% increments.

2.	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Payment of Benefits:

Benefit payments to participants are recorded when paid.

Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value.  Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Shares of the common collective trust and mutual funds are valued at the net asset value of shares held by the Plan at year-end.  Shares of Coach, Inc. common stock are stated at fair value as determined by quoted market prices at year-end.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

The common collective trust fund is stated at fair value as determined by the issuer based on the fair value of the underlying investments.  Its underlying investments in investment contracts are valued at fair value and then adjusted by the issuer to contract value, which is invested principal plus accrued interest using a crediting rate formula.  The crediting rate is the discount rate that equates the estimated future market value with such portfolio’s current contract value.  Crediting rates are reset monthly, but cannot fall below zero.  The common collective trust fund’s underlying investments seek to preserve capital and provide a competitive level of income over time that is consistent with the preservation of capital.

The common collective trust fund does not have any unfunded commitments relating to its investments, nor any significant restrictions on redemptions.  Participant-directed redemptions can be made on any business day and do not have a redemption notice period.  Certain events, such as a change in law, regulation, administrative ruling or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the common collective trust fund at contract value with the issuer.  The Plan’s management does not believe that the occurrence of any such events is probable.

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized gains or losses on those investments based on the value of the assets at the beginning of the Plan year or at the time of purchase during the year.  Participant loans are valued at the outstanding loan balances, which approximate fair value.

In accordance the Accounting Standards Codification Topic (“ASC”) 962-325 “Reporting of Investment Contracts held by Health and Welfare Plans and Defined Contribution Plans,” the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value.  The statement of changes in net assets available for benefits is presented on a contract value basis.

Purchases and sales of investments are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned. Cost of securities sold is determined by the specific identification method.  Management fees and operating expenses charged to the Plan for investments in the mutual funds and the common collective trust are deducted from income earned on a daily basis and are not separately reflected.

Use of Estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from estimates in amounts that may be material to the financial statements.

Risk and Uncertainties:

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in such risk factors could materially affect participant account balances and the amount reported on the statement of net assets available for benefits and changes therein.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

Subsequent Event Evaluation:

The Company evaluated subsequent events through the date these financial statements were issued, and concluded there were no subsequent events to recognize or disclose.

Recent Accounting Pronouncements:

In June 2009, the Financial Accounting Standards Board (“FASB”) issued “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles” (the “Codification”).  Effective for the Plan’s financial statements for the year ending June 30, 2010, the Codification became the source of authoritative U.S. GAAP recognized by the FASB.   All existing accounting standards documents were superseded, and any other literature not included in the Codification is considered nonauthoritative.  The adoption of the Codification did not have a material impact on the Plan’s financial statements.

ASC 820-10 “Fair Value Measurements and Disclosures,” was amended in January 2010 by the FASB to require additional disclosures related to recurring and nonrecurring fair value measurements. The guidance requires disclosure of transfers of assets and liabilities between Levels 1 and 2 of the fair value hierarchy, including the reasons and the timing of the transfers, and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of the assets and liabilities measured under Level 3 of the fair value hierarchy. The guidance will be effective for the Plan’s financial statements for the year ended June 30, 2011, except for certain disclosures about purchases, sales, issuances, and settlements related to Level 3 fair value measurements, which will be effective for the Plan’s financial statements for the year ending June 30, 2012.  The Plan’s management does not expect the additional disclosure requirements to have a material impact.

In September 2010 the FASB issued Accounting Standards Update (“ASU”) 2010-25, “Reporting Loans to Participants by Defined Contribution Pension Plans,” which will require that participant loans be classified as notes receivable and measured at unpaid principal balance plus accrued but unpaid interest. Currently these participant loans are classified as Plan investments, and are subject to the fair value measurement and disclosure requirements of ASC 820-10.  ASU 210-25 is effective for the Plan’s financial statements for the year ending June 30, 2011.  The Plan’s management does not expect the adoption of this standard to have a material impact on the Plan’s financial statements.

3.	Investments

The fair value of the following individual investments represents 5% or more of the Plan's total net assets available for benefits at June 30, 2010, with corresponding fair values at June 30, 2009:

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

	Shares		Fair Value
	June 30,	June 30,	June 30,	June 30,
Fund	2010	2009	2010	2009

Coach, Inc. Common Stock	764,967	786,219	$27,960,276	$21,134,591
Fidelity Balanced Fund	582,070	583,740	9,313,121	8,265,760
Fidelity Diversified International Fund	372,296	323,195	9,046,801	7,530,438
Fidelity Managed Income Portfolio*	15,724,719	15,247,227	15,800,573	14,654,760
Neuberger Berman Genesis Trust	336,813	327,863	12,933,634	10,645,724
Spartan U.S. Equity Index Fund	251,504	239,923	9,217,610	7,845,472
Fidelity U.S. Bond Index Fund	637,149	509,122	7,301,722	5,518,886

*Amounts shown at fair value.  Contract value at June 30, 2010 and 2009 was $15,724,719 and $15,247,227, respectively.

During the Plan year ended June 30, 2010, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $14,685,517 as follows:

Net appreciation in fair value:

Fund Types

Blended Fund Investments	$2,982,899
Bond Fund Investments	356,240
Stock Fund Investments	3,755,924
Coach, Inc. Common Stock	7,590,454

Net appreciation in fair value of investments	$14,685,517

4.	Exempt Party-In-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, Inc.  The Trustee is an affiliate of Fidelity Investments, Inc. and therefore, these transactions qualify as party-in-interest transactions.  Fees charged to the Plan by the Plan Trustee for administrative expenses amounted to $237,199 for the year ended June 30, 2010.

The Company is also a party-in-interest to the Plan under the definition provided in Section 3(14) of ERISA.  Therefore, Coach, Inc.’s common stock transactions qualify as party-in-interest transactions. At June 30, 2010 and 2009, the Plan held 764,967 and 786,219 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $15,090,512 and $14,288,518, respectively.

5.	Federal Income Tax Status

The IRS has determined and informed the Company by letter dated July 8, 2010  that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

6.	Plan Termination

Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA.  In the event the Plan is terminated, participants would become 100% vested in their employer matching and profit sharing contributions.

7.	Fair Value Measurements

In accordance with ASC 820-10, the Plan classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  The following table sets forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at June 30, 2010 and 2009.

	Level 1		Level 2		Level 3
	June 30,	June 30,	June 30,	June 30,	June 30,	June 30,
	2010	2009	2010	2009	2010	2009
Equity Securities
Coach Common stock	$27,960,276	$21,134,591	$-	$-	$-	$-
Mutual Funds
Blended Fund Investments	46,530,242	36,643,448	-	-	-	-
Bond Fund Investments	7,301,722	5,518,886	-	-	-	-
Stock fund Investments	37,271,873	25,947,666	-	-	-	-
Common collective trust fund	-	-	15,800,573	14,654,760	-	-
Participant loans	-	-	-	-	3,181,980	2,408,885
Total	$119,064,113	$89,244,591	$15,800,573	$14,654,760	$3,181,980	$2,408,885

The following table presents a reconciliation of the beginning and ending balances of the fair value measurements using significant unobservable inputs (Level 3):

Coach, Inc. Savings and Profit Sharing Plan
Notes to Financial Statements

Participant Loans
Balance at June 30, 2009	$2,408,885
Purchases, issuances and settlements	773,095
Balance at June 30, 2010	$3,181,980

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

8.	Reconciliation to Form 5500

The following is a reconciliation of the Plan’s net assets at contract value per the financial statements to the Plan’s net assets at fair value, per Form 5500:

	June 30, 2010	June 30, 2009
Net assets available for benefits per financial statements	$145,303,579	$113,819,877
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	75,854	(592,467)
Net assets available for benefits per Form 5500	$145,379,433	$113,227,410

The following is a reconciliation of the increase in net assets per the financial statements for the year ended June 30, 2010, to Form 5500:

June 30, 2010
Increase in net assets, per financial statements	$31,483,702
Add: Change in the adjustment from contract value to
fair value for fully benefit-responsive investment contracts	668,321
Increase in net assets, per Form 5500	$32,152,023

Plan No.: 001
EIN: 52-2242751
Supplemental Schedule

Coach, Inc. Savings and Profit Sharing Plan
 Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
June 30, 2010

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds Growth Fund	Mutual fund, 239,227 shares	**	$5,966,321
*	Fidelity Balanced Fund	Mutual fund, 582,070 shares	**	9,313,121
*	Fidelity Diversified International Fund	Mutual fund, 372,296 shares	**	9,046,801
*	Fidelity Freedom 2000 Fund	Mutual fund, 32,745 shares	**	372,312
*	Fidelity Freedom 2005 Fund	Mutual fund, 10,339 shares	**	101,424
*	Fidelity Freedom 2010 Fund	Mutual fund, 52,372 shares	**	636,843
*	Fidelity Freedom 2015 Fund	Mutual fund, 172,155 shares	**	1,740,488
*	Fidelity Freedom 2020 Fund	Mutual fund, 205,874 shares	**	2,474,601
*	Fidelity Freedom 2025 Fund	Mutual fund, 253,601 shares	**	2,500,506
*	Fidelity Freedom 2030 Fund	Mutual fund, 333,996 shares	**	3,897,739
*	Fidelity Freedom 2035 Fund	Mutual fund, 478,790 shares	**	4,586,812
*	Fidelity Freedom 2040 Fund	Mutual fund, 880,877 shares	**	5,875,449
*	Fidelity Freedom 2045 Fund	Mutual fund, 425,909 shares	**	3,351,901
*	Fidelity Freedom 2050 Fund	Mutual fund, 284,211 shares	**	2,191,271
*	Fidelity Freedom Income Fund	Mutual fund, 40,945 shares	**	440,974
*	Fidelity Managed Income Portfolio	Common collective trust fund, 15,724,719 shares	**	15,800,573
*	Fidelity U.S. Bond Index Fund	Mutual fund, 637,149 shares	**	7,301,722
	Munder Mid-Cap Core Growth Class Y	Mutual fund, 173,447 shares	**	3,892,155
	Neuberger Berman Genesis Trust	Mutual fund, 336,813 shares	**	12,933,634
*	Spartan U.S. Equity Index Fund	Mutual fund, 251,504 shares	**	9,217,610
	Victory SPL Value I	Mutual fund, 17,395 shares	**	223,701
	MFS Value Fund Class R4	Mutual fund, 263,380 shares	**	5,038,452
*	Coach, Inc. Common Stock	Common stock, 764,967 shares	**	27,960,276
*	Participant loans	Loans to participants with interest rates
		ranging from 3.25% to 8.25% and with
		maturity dates to April 6, 2020.		3,181,980
	Total			$138,046,666

	* Represents a party-in-interest to the Plan ** Not required as the investment is Participant-directed

COACH, INC. SAVINGS AND PROFIT SHARING PLAN
EXHIBITS TO FORM 11-K

For the Plan Year Ended June 30, 2010

Commission File No.  1-16153

Exhibits (numbered in accordance with Item 601 of Regulation S-K)

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm

COACH, INC. SAVINGS AND PROFIT SHARING PLAN

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Coach, Inc. Savings and Profit Sharing Plan
(Name of Plan)

/s/ Sarah Dunn. Sarah Dunn Plan Administrator December 15, 2010